Kenmar Global Trust (KGT) ended the month of February up +1.29%. Gains in currencies, stock indices, and energies were dampened by losses in the interest rate sector. The Net Asset Value per unit of KGT was $101.31 as of February 28, 2005.

Allocation of Assets to Advisors

                 February 1 2005       March 1 2005
                 ---------------       ------------
Graham                 33%                  32%
Grinham                29%                  29%
Transtrend             38%                  39%

     US equity markets followed January's disappointment with mostly solid gains that were extended during the first few days of March. Nasdaq was the exception. Strong technical readings encouraged the advance along with reasonably strong economic data that included indications that the key employment sector was doing well and an upward revision in GDP. The Dow closed out February with a 2.6% gain, essentially offsetting January's 2.7% loss. S&P gained 1.9% following a January drop of 2.5%. As for the tech rich NASDAQ Composite, it lagged with a 0.5% loss in the aftermath of January's 5.2% decline. Foreign markets included a 7-month high in Japan's Nikkei, which gained 3.8% and is now up 7.0% for the past 12 months. In Europe, stocks managed modest gains in the 1.0 to 1.5% range for the FTSE, DAX and CAC. Australian and Canadian markets did well as commodity prices rose.

     There were significant changes in the interest rate sector during February, particularly during the second half of the month. Initially, the long-standing pattern of a flattening yield curve persisted. However, after some constructive economic data and comments from Fed Chairman Greenspan calling the yield curve pattern a "conundrum," things began to change. The 10-year note, that for months had displayed an inability to sustain a pattern of rising yields, broke. The FOMC raised rates 25 points at their February meeting.

     After halting its precipitous decline versus the euro in January, the US dollar lost about 1.9% versus that currency by end February. The euro, which has attracted flight to safety support, appeared to benefit from geopolitical uncertainty. Interest rates provided some modest support for the dollar as yields on US treasuries reached 3-month highs. Indications that the Federal Reserve will continue to raise rates at a measured pace, including almost certain increases at the next two FOMC meetings, and possibly the next four, lent support to the greenback. Gains in the euro may have been limited by weak economic data from France, Italy and particularly Germany. The commodity aided Australian dollar advanced another 1.1%, and has gained 12.0% over the past six months. The Canadian dollar, which lost ground in January, fell 0.2% but the South African Rand picked up 2.0%, raising its 12 month surge to 12%.

     Following a strong January, the energy sector just kept on rolling in February. Despite protestations to the contrary by OPEC oil ministers, the cartel seemed clearly comfortable with high prices. In fact, the Saudi minister stated that $40 to $50 crude oil is likely to remain the norm for some time. Rumors that the cartel might cut production, circulated early in the month, when crude saw some downside consolidation, but by February's end crude was above $52 and such speculation dissipated. High volatility was the norm, as it was in January, and that pattern seems likely to persist.